PGIM Investments LLC

655 Broad Street – 17th Floor

Newark, New Jersey 07102

November 15, 2021

The Board of Trustees

PGIM ETF Trust

655 Broad Street—17th Floor

Newark, New Jersey 07102

Re: PGIM Total Return Bond ETF (the Fund)

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments) has contractually agreed, beginning from the inception of the Fund, to waive any management fees it receives from the Fund in an amount equal to the subadvisory fees paid by the Fund to the PGIM Institutional Money Market Fund due to the Fund's investment of its excess overnight cash in the PGIM Institutional Money Market Fund. This waiver will remain in effect for as long as the Fund remains invested or intends to invest in the PGIM Institutional Money Market Fund.

Very truly yours,

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Name: Scott E. Benjamin

Title: Executive Vice President